3/5/15

SECURITI N

15026634

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

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SEC FILE NUMBER
8- 51527

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. ~~G~~ Gilboy & Associates, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

tg 5/19

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51527

X / A

P. R. Gilboy & Associates, Inc.

11006 Rushmore Drive
Suite 110
Charlotte, NC 28277

SEC MAIL PROCESSING
RECEIVED
MAR 1 3 2015
WASH, D.C.
201
SECTION

March 5, 2015

Securities and Exchange Commission

To Whom It May Concern;

I am re-submitting our exemption report (page 13) and our auditor's exemption letter (page 14). Both reports incorrectly used (k)(2)(i) when (k)(2)(ii) should have been the exemption.

Please contact me if you have any questions.
704-844-8665
dgilboy@mindspring.com

I am sorry if this error has inconvenienced you in any way.

Sincerely,

Debra A. Gilboy

RECEIVED
2015 APR 20 PM 2:01
SEC / MR

enc: 4

P. R. Gilboy & Associates, Inc.

11006 Rushmore Drive
Suite 110
Charlotte, NC 28277

P. R. Gilboy & Associates, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5 "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S240.17a-5(d)(1)and(4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. S240.15c3-3 under the following provisions of 17 C.F.R. S240.15c3-3(k)(ii):

(ii) Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Further, the Company met the identified exemption provisions throughout the most recent year from January 1, 2014 through December 31, 2014 without exception.

P. R. Gilboy & Associates, Inc.

I, Debra A. Gilboy, swear (or affirm) that, to the best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CFO

Date: 3/5/15

Phone: (704) 844-8665 Fax: (704) 844-8728
Member FINRA / MSRB / SIPC

DIXON HUGHES GOODMAN LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
P. R. Gilboy & Associates, Inc.
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying exemption report, in which (1) P.R. Gilboy & Associates, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Charlotte, North Carolina
March 5, 2015